Exhibit 21.1

Major Subsidiaries of Secoo Holding Limited

Subsidiaries:

Hong Kong Secoo Investment Group Limited, a Hong Kong company

Kutianxia (Beijing) Information Technology Ltd, a PRC company

Beijing Zhiyi Heng Sheng Technology Service Co., Ltd, a PRC company

Variable Interest Entities:

Beijing Wo Mai Wo Pai Auction Co., Ltd, a PRC company

Beijing Secoo Trading Limited, a PRC company